Exhibit 99.1

Global-e Announces Closing of Acquisition of Flow Commerce and Expansion of its Leadership Team

Jan 04, 2022

The acquisition is expected to strengthen Global-e’s platform offering for emerging brands and is intended to further expand its capabilities and customer base in the segment

PETAH-TIKVA, Israel, Jan. 04, 2022 (GLOBE NEWSWIRE) — Global-e (NASDAQ: GLBE) (“Global-e” or the “Company”), the world’s leading cross-border end-to-end platform for brands and retailers, today announced the closing of its previously reported acquisition of Flow Commerce Inc. (“Flow”), a technology based cross-border e-commerce software solution for emerging brands.

Leveraging Flow’s robust API-based technology, Global-e will be well-positioned to provide small merchants with a best-in-class solution, tailored for the needs of emerging brands, with a lightweight integration effort and advanced self-service capabilities, in combination with Global-e’s unique data models and AI-algorithms for conversion optimization. Furthermore, the acquisition is expected to allow Global-e to expand the scope of its exclusive relationship with Shopify to offer certain cross-border services to a broader set of merchants on the platform in addition to its current end-to-end 3rd-party solution catering to established brands.

“We are excited to welcome the Flow team into the Global-e family,” said Nir Debbi, President and co-founder of Global-e. “This acquisition will allow us to serve small and emerging brands in the most sophisticated and light-weight way possible, by utilizing Flow’s cutting-edge technology coupled with Global-e’s best-in-class expertise and unique data models, positioning our platform as a leading cross-border solution for any size of merchant.”

The deal is valued at up to approximately $500 million (in equal portions of cash and Global-e shares), comprised of a base consideration of approximately $425 million and up to approximately $75 million in potential additional consideration based on certain financial results in 2021, plus approximately $45 million in Global-e shares for certain assumed, performance-based vesting warrants for Flow shares. Concurrently, Global-e issued to Shopify a warrant for approximately $70 million in Global-e shares, as part of the expansion of the strategic partnership between the companies. Flow is expected to generate approximately $20 million in net revenues in calendar year 2021.

Furthermore, Global-e announced today the following changes to its leadership team:

•	Rob Keve, formerly Flow’s CEO, will join Global-e’s leadership team and will head Global-e’s newly formed SMB division.

•

Mike Bryzek, formerly Flow’s CTO, will join Global-e’s leadership team and will serve as its Chief Product Officer. Mike will replace Ira Vinitsky, who has asked to step down after leading Global-e’s product organization for more than 8 years.

•	Adi Waiss will join the Global-e’s management team as its global EVP of Projects. Adi, a 5-year veteran of Global-e, will be transitioning from her previous role of VP Global Projects and Solutions.

“On behalf of Global-e’s entire team and board, I’m happy to welcome today Rob, Mike and Adi to our leadership team,” said Amir Schlachet, Co-Founder and CEO of Global-e. “Rob and Mike bring with them many years of experience in building top-notch cross-border services, and I am excited to have such passionate and dedicated leaders join our team. I would also like to congratulate Adi for her promotion, and wish her great success in her new role, leading the company’s entire global projects organization. Finally, on behalf of the entire Global-e family, as Ira moves to a new chapter in her life, I would like to thank her for her dedicated service and great contribution to the success of Global-e, having led Global-e’s product organization since its inception.”

About Global-e

Global-e’s mission is to make global e-commerce “border-agnostic.” Global-e is the world’s leading platform to enable and accelerate global, direct-to-consumer cross-border e-commerce. The chosen partner of more than 500 global brands and retailers across the United States, Europe and Asia, Global-e makes selling internationally as simple as selling domestically. Founded in 2013 by Amir Schlachet, Shahar Tamari and Nir Debbi, the company enables e-commerce retailers to increase the conversion of international traffic into sales by offering online shoppers in over 200 destinations worldwide a seamless, localized shopping experience. Global-e’s end-to-end e-commerce solutions combine best-in-class localization capabilities, big-data best-practice business intelligence models, streamlined international logistics and vast cross-border experience, enabling international shoppers to buy seamlessly online and retailers to sell from, and to, anywhere in the world.

About Flow

Flow’s technology is the powerful solution preferred by emerging brands to accelerate and optimize their global expansion and drive cross-border sales in over 200 countries worldwide. With an easy-to-use interface and flexible technology, the solution uniquely allows merchants to use only the tools and services they need — whether it is localization, experience optimization, currency exchange, and payments, or Flow’s global infrastructure for shipping and tax and duty compliance. Founded in 2015 by Rob Keve and Mike Bryzek, Flow is based in Hoboken, NJ with a globally distributed workforce.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the terms and expected closing date for the Flow acquisition, the benefits of the potential Flow acquisition, Global-e’s business strategy and competitive position following the acquisition, future results of operations, plans, objectives, and future business. These forward-looking statements, which involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to: risks that the Flow business will not be in integrated successfully; failure to realize the synergies or benefits of the Flow acquisition; failure to retain our existing merchants, or the gross merchandize value (GMV) generated by such merchants; failure to attract new merchants, or the merchants we do attract fail to generate GMV or revenue comparable to our current merchants; failure to develop or acquire new functionality or enhance our existing platform; failure to successfully compete against current and future competition; failure to integrate our platform with e-commerce platforms; failure to maintain the functionality of our platform; failure to manage our growth effectively; risks associated with cross-border sales and operations; risks associated with governmental export controls; the compromise of personal information of our merchants and shoppers we store; failure to enhance our reputation and awareness of our platform; diminished demand for our platform and services as a result of changes in laws and regulations; actual or perceived failure to comply with stringent and changing laws, regulations, standards and contractual obligations related to privacy, data protection and data security; failure to adequately maintain, protect or enforce our intellectual property rights; the COVID-19 pandemic could materially adversely affect our operations; and other factors discussed under the heading “Risk Factors” in our prospectus filed with the Securities and Exchange Commission (“SEC”) on September 13, 2021 and other documents filed with or furnished to the SEC. You should carefully consider the foregoing factors. When used in this press release, such statements include such words as “may,” “will,” “expect,” “believe,” “plan,” and other similar terminology. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this document. Other than as required by law, there should not be an expectation that such information will in all circumstances be updated, supplemented, or revised whether as a result of new information, changing circumstances, future events, or otherwise.

Investor Relations contact for Global-e:

Erica Mannion or Mike Funari

Sapphire Investor Relations, LLC

IR@global-e.com

+1 617-542-6180

Media Contact for Global-e:

Headline Media

Garrett Krivicich

Globale@headline.media

+1 786-233-7684